January 30, 2006

Mr. William Choi
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

RE:
Mrs. Fields Famous Brands, LLC
Form 10-K for the Fiscal Year Ended January 1, 2005
Filed March 22, 2005
File No. 333-115046

Dear Mr. Choi:

        We hereby respond to each of the comments in your letter dated December 29, 2005 (the "Letter") to Mr. Stephen Russo, President and Chief Executive Officer of Mrs. Fields Famous Brands, LLC (the "Company"), concerning the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2005 (the "2004 Annual Report").

        This response is being effected by direct transmission to the Commission's EDGAR system. The Staff's comments and our responses are set forth below and are keyed to the sequential numbering of the comments and headings used in the Letter.

        We are currently drafting our Form10-K for the fiscal year ended December 31, 2005 to be filed by March 31, 2006 and will incorporate your comments, as appropriate, into that document as discussed in detail below.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 18

Results of Operations, page 22

Fiscal Year Ended January 1, 2005 (Fiscal 2004) Compared to the Fiscal Year Ended January 3, 2004 (Fiscal 2003), page 23

Staff Comment #1:

        Please revise the discussion of your results of operations to indicate whether the changes represent trends expected to continue into the future. Also discuss any other known trends, demands, commitments, events or uncertainties that will, or are reasonably likely to have a material effect on financial condition and/or operating performance. Furthermore, discuss any key performance indicators that are used to manage the business and would be material to investors. Refer to SEC Release No. 33-8350 and Item 303(a) of Regulation S-K.

Management Response:

        We discussed our business strategy in detail in Item 1, Business, including the key driver of our franchising revenues, which is store count (openings and closing). In the Executive Summary section of Item 7, Management's Discussion and Analysis ("MD&A"), we provide in table format the detail of our store count activity so that the reader can easily identify these trends. In addition, in the third paragraph after this table, we discuss the factors that have contributed to our declining store count and our future expectations. Specifically, we indicate that we believe our current business strategies "will stabilize our store base" and that we anticipate increased new openings. Accordingly, we believe we have discussed known trends and events that will or are reasonably likely to have a material effect on our financial condition or operating performance in the Executive Summary of our MD&A. However, in future filings, we will provide this discussion in the Results of Operations section of our MD&A as well.

        In future filings by the Company, we will insert additional language in the Executive Summary of the MD&A to clearly identify our key strategies and key performance indicators and will discuss our progress against these measures in the MD&A narrative. We will also provide analysis of any foreseeable trends relating to these key performance indicators.

Liquidity and Capital Resources, page 29

Staff Comment #2:

        Please disclose any material commitments for capital expenditures as of the end of the latest fiscal period, indicate the general purpose of the commitment(s) and the anticipated source of funds. Refer to Item 303(a)(2) of Regulation S-K.

Management Response:

        As of the end of Fiscal 2004, we had no material commitments for capital expenditures for the fiscal year ended December 31, 2005 ("Fiscal 2005"). We disclosed that our anticipated Fiscal 2005 capital expenditures would total approximately $3.0 million. However, there were no commitments; the purpose of the disclosure was to provide additional information to the user. In future filings by the Company, we will specifically disclose any material commitments for capital expenditures as of the end of the latest fiscal period and indicate the general purpose of the commitments and the anticipated sources of funds. If there are no material commitments for capital expenditures, we will specifically state that there are no material commitments. In addition, we expect to continue to state the amount of our anticipated capital expenditures for the following fiscal year.

Contractual Cash Obligations, page 30

Staff Comment #3:

        Please consider revising your contractual obligations table to include your contractual obligations to purchase frozen dough and yogurt-based products, novelties and ice cream. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to understanding your cash requirements.

Management Response:

        Our frozen dough supply agreement ("Frozen Dough Supply Agreement") with Countryside Baking Company, Inc. ("Countryside") does not represent a contractual cash obligation of the Company. As discussed in our commitments and contingencies footnote on page F-25 of our 2004 Annual Report, the Frozen Dough Supply Agreement with Countryside "stipulates minimum annual purchase commitments of not less than 15.0 million pounds of products." These annual commitments are satisfied primarily through the direct purchase of frozen dough products by the Company's franchisees from Countryside. Should the annual minimum commitment not be achieved, the supplier's sole remedy is to cancel the supply agreement. Since the annual minimum commitment is primarily purchased by our franchisees and there is no cash obligation to the Company if the minimum commitment were not met, we do not believe disclosing a cash obligation for this contract would fairly represent our future contractual cash obligations.

        The minimum annual purchase commitments in our yogurt-based products supply agreement ("Yogurt-based Products Supply Agreement") with Americana Foods Limited Partnership ("Americana") does not represent a contractual cash obligation of the Company, but rather represents a triggering event that provides Americana the right to propose a new pricing structure. As discussed in our commitments and contingencies footnote on page F-26 of our 2004 Annual Report, the Yogurt- based Products Supply Agreement stipulates minimum annual purchase commitments of at least 75 percent of the product volumes contained in the agreement through the term of the agreement. These commitments are satisfied through the purchase of frozen yogurt-based products, novelties and ice cream by our distributors and franchisees (not the Company). If the purchases fall below 75 percent of the commitment quantity, then Americana has the right to propose a new pricing structure. If the Company does not agree to the new pricing structure, then Americana has the right to terminate the agreement by giving written notice 180 days prior to termination. Therefore, we do not believe disclosing a cash obligation for this contract would fairly represent our future contractual cash obligations.

        In future filings by the Company, we will include a footnote under the contractual obligations table explaining how these agreements work.

Financial Statements, page F-1

Consolidated Statements of Member's Deficit, page F-5

Staff Comment #4:

        Please detail for us and disclose the types of transactions that are included in the "other activity with parent" line item here and within the financing section of your consolidated statements of cash flows.

Management Response:

        As described on page F-7, Basis of Presentation, of the 2004 Annual Report, the Company was formed on March 16, 2004. The Company's consolidated financial statements prior to the formation of the Company on March 16, 2004 include the accounts of TCBY Systems, LLC ("TCBY") and the franchising, gifts, licensing and retail food sales segments of our parent company, Mrs. Fields Original Cookies, Inc. ("MFOC"). In March 2004, Mrs. Fields Companies, Inc. ("MFC"), the parent company of MFOC and TCBY, completed a reorganization whereby TCBY and the franchising, gifts and licensing segments of MFOC were contributed to the Company. The financial statements have been prepared to reflect this reorganization as if it had occurred on December 30, 2001 (the beginning of Fiscal 2002.)

        The consolidated financial statements assume that the Company, for all periods presented, had existed as a separate legal entity. The historical consolidated financial statements of the Company include those accounts specifically attributable to the entities that were contributed into the Company and allocations of cash from MFOC's centralized cash management systems and expenses relating to shared services and administrative functions incurred at MFOC for its operating business units. Historically, MFOC did not allocate its various corporate overhead expenses, and common general and administrative expenses to its operating business units; however, an allocation of such expenses has been included in general and administrative expenses for the periods prior to the reorganization. The allocated general and administrative expenses represent portions of MFOC's corporate functions such as human resources, legal, accounting and finance, treasury and information technology systems, that have been allocated to the Company based on percentage of labor hours devoted by the functional department.

        In advance of presenting "carve-out" financial statements, the Company requested the Staff to confirm that the presentation of "carve-out" financial statements was appropriate. In a letter to the Company from the Staff dated November 4, 2003, which is attached, the Staff indicated that they did not object to the presentation of "carve-out" financial statements. In addition, the Company consulted with the national office of our independent auditors regarding the "carve-out" accounting and obtained approval for the "carve-out" treatment, including the presentation of the "other activity with parent" line item.

        The "other activity with parent" line item represents the net cash activity between the Company and MFOC prior to the reorganization (March 16, 2004).

        In future filings by the Company, we will disclose the types of transactions that are included in the "other activity with parent" line item.

2. Summary of Significant Accounting Policies, page F-8

Staff Comment #5:

        Please disclose the types of expenses that you include in the franchising, cost of sales—retail foods, gifts and licensing line items and the types of expenses that you include in the general and administrative expenses line item. For the gifts expense line item, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in this line item. If you currently exclude a significant portion of these costs from this line item, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as general and administrative expense. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A.

Management Response:

        Franchising operating expenses consist of costs incurred to generate franchising revenues which include (i) franchise development and support expenses; (ii) operations and supervision expenses; (iii) expenses relating to brand investment initiatives; and (iv) cost of sales and operating costs of our batter production facility.

        Gifts operating expenses consist of costs incurred to generate gift revenues which include (i) cost of sales; (ii) selling and advertising costs; and (iii) general and administrative expenses directly related to the Gifts segment. Cost of sales includes inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs and other costs of our distribution network.

        Licensing operating expenses consist of costs incurred to generate licensing revenues, which primarily include selling expenses, which includes payroll and payroll-related costs, outside commissions and professional fees.

        General and administrative expenses include payroll and payroll-related costs of corporate employees such as executive, accounting, legal, human resources and information systems personnel; travel and travel-related expenses of corporate employees; professional and legal fees, bank charges, insurance costs and facility costs not related to the generation of revenues. These costs are associated with providing management support for all of our business segments.

        Cost of sales—retail food included cost of sales of our TCBY-branded frozen specialty products, private-label ice cream and Mrs. Fields branded refrigerated cookie dough sold through retail channels.

        In future filings by the Company, we will include descriptions similar to those above for franchising expenses, gifting expenses, licensing expenses and general and administrative expenses in the Summary of Significant Accounting Policies footnote to our consolidated financial statements.

Goodwill, Trademarks and Other Intangible Assets, page F-12

Staff Comment #6:

        Please provide us with the details of your annual goodwill impairment analysis performed during fiscal year 2004 that determined that goodwill for each reporting unit is not impaired. Also, please expand your disclosure to indicate how you determine goodwill may be impaired and how you would measure the amount of impairment.

Management Response:

        In 2002, the Company adopted Statement of Financial Accounting Standards No. 142—Goodwill and Other Intangible Assets ("FAS 142"). As part of that implementation the Company engaged American Appraisal Associates ("American Appraisal") to prepare a valuation report of the fair value of each of the Company's reporting units, specifically, bakery franchising, TCBY franchising, gifting, and licensing.

        The Company tests annually for impairment by using the income approach valuation model used by American Appraisal in the 2001 valuation. Given the facts and circumstances of our business from 2001 through 2004, we believe utilizing this methodology continues to be appropriate. Accordingly, this income approach valuation model is updated annually based upon our current year facts and circumstances.

        In conducting our impairment analyses, we perform analyses and tests of the estimated fair value with respect to each of our reporting units. The test methods employed involve assumptions concerning useful lives of intangible assets, interest and discount rates, projections and other assumptions of future business conditions. The assumptions employed are based on management's judgment using internal and external data existing at the time the analyses are done.

        Our Fiscal 2004 impairment testing as of January 1, 2005 resulted in an estimated fair value in excess of the carrying amount for each of the reporting units as follows ($000s):

Gifting	$112,545
Bakery Franchising	44,183
TCBY Franchising	12,484
Licensing	22,025

        Accordingly, in accordance with SFAS No. 142, paragraph 19, we concluded that there was no impairment to our goodwill and other intangible assets.

        In future filings by the Company, we will include a more detailed footnote disclosure to the consolidated financial statements as to how we determine if goodwill may be impaired and how that amount of impairment, if any, is measured consistent with our disclosure in Critical Accounting Policies on page 30 of our 2004 Annual Report as follows:

        Impairment of Goodwill.    Goodwill is not amortized, but is subject to an annual assessment for impairment, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. The two-step approach to assess our goodwill impairment requires that we first compare the estimated fair value of each reporting unit with goodwill to the carrying amount of the reporting unit's assets and liabilities, including its goodwill. If the fair value of the reporting unit is below its carrying amount, then the second step of the impairment test is performed, which compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill.

        On an annual basis, we complete an evaluation of goodwill associated with our various reporting units. To the extent that the fair value associated with goodwill is determined to be less than the recorded value, we write down the value of the related goodwill. The estimated fair value of goodwill is affected by, among other things, operating results, our business plan for the future, estimated results of future operations and the comparable companies that are used to estimate the fair value of our goodwill. Changes in the business plan or operating results that are different than the projections used to develop the valuation of goodwill may have an impact on the valuation of the goodwill.

Staff Comment #7:

        We note on page 25 that you previously considered TCBY trade names and recipes to be indefinite-lived assets, but now classify them as definite-lived intangible assets amortized over 15 years. Please tell us the following:

  •
  Why you believe an indefinite-lived classification for your trade names and recipes was appropriate upon your adoption of SFAS 142;

  •
  The reasons for your re-evaluation;

  •
  If your re-evaluation affected the classification of other indefinite-lived intangible assets apart from the TCBY trade names and recipes, and if so, please provide us the details; and

  •
  The results of your impairment test prior to the change in accounting for your TCBY trade names and recipes as indefinite-lived intangible assets.

Management Response:

        Trademarks and other intangible assets are comprised of ($000s):

	January 1, 2005	January 3, 2004
Trademarks and tradenames	$19,761	$19,761
Franchise relationships	13,370	13,370
Recipes	4,150	4,150
Reacquired franchise rights	528	528
Covenant not to compete	60	60

	37,869	37,869
Less accumulated amortization	(14,450)	(11,720)

	$23,419	$26,149

        Upon adoption of SFAS 142, these intangibles assets, excluding franchise relationships, were considered to be definite-lived assets with useful lives of 5 to 15 years and the franchise relationships were considered to be indefinite-lived assets. In our 2004 Annual Report, the franchise relationships were inadvertently classified with trademarks and tradenames in the table on page F-13. In future filings by the Company, we will disclose the franchise relationships separate from trademarks and tradenames in the table of trademarks and other intangible assets.

        In June 2000, the TCBY franchise system was acquired by MFC. As part of the purchase accounting, the intangible asset, franchise relationships, was recognized and recorded. The franchisees' agreements under which the TCBY franchise system operated were for an initial 10-year period with automatic renewal periods with no renewal fees for the franchisees. Historical evidence, as provided by the predecessor owners of TCBY, demonstrated a high renewal rate of franchise agreements by franchisees and TCBY had not experienced a significant turnover in its acquired TCBY franchise pool from the date of acquisition to the date of adoption of SFAS 142. At the time of the adoption of SFAS 142 in Fiscal 2002, management evaluated the useful life of the franchise relationships based on the nature of the asset and the guidance on applying SFAS 142 that existed at the time. As a result of the evaluation, management believed that the franchise relationships had an indefinite life. Management's conclusion that the franchise relationships had an indefinite life was based upon the following:

  •
  The Company considered the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the Company. At the time, management believed that the relationships between TCBY and its franchisees would provide significant cash flows for the foreseeable future because of the fact that the franchise agreements could be renewed without cost to the franchisee and the historical evidence supported a high renewal rate. The Company also believed that it would be able to utilize the franchise relationships, and franchise network, to market new concepts or products in future periods. (SFAS 142 ¶11a and ¶11b)

  •
  The franchise relationships had no legal, regulatory or contractual provisions that limited the life. (SFAS 142 ¶11c)

  •
  The franchise agreements (on which the franchise relationships were based) were able to be renewed without cost to the franchisee. Historical evidence indicated that most of the franchisees in fact renewed their franchise agreements; therefore management believed that there was not substantial cost to the Company associated with extending the franchise agreements.

  •
  The guidance in SFAS 142 ¶11 indicates that "if no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite."

  •
  Additionally, at the time the Company had both the ability and intent to renew these franchise rights.

        Based on the above factors, management determined that the useful life of the franchise relationships was indefinite.

        We believe that the conclusion that the franchise relationships were indefinite was a reasonable application of the provisions of SFAS 142, based on the guidance available at the time, and the still evolving practice issues related to the implementation of SFAS 142. We understand and are aware that subsequent to the initial adoption date of SFAS 142, that the Staff has issued substantial clarifying guidance with respect to whether an intangible asset has a definite or indefinite useful life. Had these clarifying views been available at that time and applied to the franchise relationships our conclusion may well have been that they had a definite useful life. However, based on all of the information management had available at the date of adoption, we believe that a conclusion that these had an indefinite useful life was reasonable application of GAAP.

        During the first quarter of 2004, the Company made a change in the TCBY franchise system and management's strategy. As discussed in Item 1 of the 2004 Annual Report, we decided to significantly increase spending to build brand investment and to increase the rate of new franchise store openings with a focus on traditional franchise units rather than non-traditional franchise units that were a significant part of the acquired franchise pool of franchised locations. As a result of the circumstances relating to the change in the strategy of TCBY, we evaluated the remaining useful life of the franchise relationships to determine whether the change in circumstances continued to support an indefinite useful life. In evaluating the change in circumstances, we considered the change in the TCBY strategy as well as the renewal rates of TCBY franchisees, which were declining at the time, and we concluded that the useful life of the franchise relationships was no longer indefinite and thus the franchise relationships should be amortized. We determined that the remaining estimated useful life of 12 years was appropriate.

        We believe that the remaining estimated useful life of 12 years is supported by the expected use of the assets and the effects of demand and other economic factors (SFAS 142 ¶11a and ¶11e). We believe that a remaining estimated 12 year useful life of the franchise relationships properly reflects the change in the use of the underlying asset, current business environment, and our business strategy.

        We did not have any other indefinite-lived intangible assets apart from the franchise relationships at that time and therefore our evaluation of the franchise relationships did not affect any other intangible assets.

        In accordance with SFAS 142, upon the determination that the franchise relationships were definite lived, we performed a discounted cash flow analysis to assess whether or not the intangibles were impaired and determined that the intangibles were not impaired.

Revenue Recognition, page F-15

Staff Comment #8:

        Please explain to us why you believe your classification of formulation fees and allowances from suppliers as revenue is appropriate. Also, please expand your disclosure to detail the significant terms of the arrangements that you have with suppliers in which you receive formulation fees and allowances based (directly or indirectly) on product sales to franchisees. In doing so, please explain what formulation fees are, describe the types of allowances received and whether they are in the form of cash consideration or credits. Additionally, please disclose the amounts included in franchising revenues for each period presented.

Management Response:

        The Company requires its franchisees (Mrs. Fields Cookies, Pretzel Time, Pretzelmaker and TCBY) to purchase proprietary dough, dough mixes and TCBY products from authorized distributors and suppliers, as determined by the Company. In addition, the Company requires its franchisees to sell only Coca-Cola beverage products. None of these franchisees are consolidated into the Company's financial statements. These suppliers pay us a product formulation fee, in the form of cash payment, based on the quantities purchased directly by our franchisees.

        In evaluating the receipt of the formulation fees and allowances from the authorized distributors and Coca-Cola, we considered whether the provisions of EITF 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor applied to these arrangements. We do not believe that the agreements with the authorized distributors or Coca-Cola are subject to the provisions of EITF 02-16 since the Company is not the customer of the suppliers, but rather our franchisees are the suppliers' customers. The customer-vendor relationship is between the franchisee and the authorized distributors and suppliers. Our franchisees order directly from, and remit payments directly to, the suppliers. We only provide the right for the suppliers to use our propriety formulations and recipes to manufacture the frozen dough, dough mixes and TCBY products and the right to sell such products to our franchisee network, for which we receive cash payments based on the volume of purchases. The allowances received from Coca-Cola provide Coca-Cola the right to be the sole supplier of beverages sold at our franchisees. As such, we believe that the formulation fees and allowances are more analogous to royalty payments and thus are appropriately classified as revenues.

        During the fiscal years 2004, 2003 and 2002, we included in franchising revenues $15.1 million, $16.5 million and $17.1 million, respectively, for formulation fees and allowances.

        In future filings by the Company, we will expand our disclosure regarding formulation fees and allowances in our notes to the consolidated financial statements under the Revenue Recognition caption to include:

        The Company receives cash payments for product formulation fees and allowances from suppliers based on the amount of product purchased directly by our distributors and franchisees. These product formulation fees and allowances represent cash payments to the Company for the right to use the Company's proprietary formulations and recipes to manufacture the frozen dough, dough mixes and TCBY products these suppliers sell to our franchisees.

        In connection with our response to the SEC Staff's comments, Mrs. Fields Famous Brands, LLC hereby acknowledges that:

  •
  Mrs. Fields Famous Brands, LLC is responsible for the adequacy and accuracy of the disclosures in the filing;

  •
  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  Mrs. Fields Famous Brands, LLC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        As applicable, the Company will revise its disclosure on future Forms 10-Q and 10-K in accordance with your comments. If you have any further questions or need additional information, please contact me at (801) 736-5800.

Sincerely,

/s/
Mark C. McBride
Mrs. Fields Famous Brands, LLC
Interim Chief Accounting Officer

[SECURITIES AND EXCHANGE COMMISSION LETTERHEAD]

November 4, 2003

Mr. Michael R. Ward
Senior Vice President and
General Counsel
Mrs. Fields' Original Cookies, Inc.
2855 East Cottonwood Parkway
Suite 400
Salt Lake City, Utah 84121

Re:
Brand Co.
Proposed Initial Registration Statement on Form S-4

Dear. Mr. Ward:

        In your letters of September 30th and October28th, you discuss a proposed refinancing and internal reorganization in which Mrs. Fields' Original Cookies ("Mrs. Fields") will contribute its franchising, licensing, and mail order operations to a new, wholly owned subsidiary ("BrandCo"), and Mrs. Fields Famous Brands will transfer all of the limited liability company interests of TCBY Systems to BrandCo. In connection with the proposed refinancing, BrandCo plans to complete a debt offering under Rule 144A followed by an exchange offer pursuant to which it will file a registration statement on Form S-4. In your letters, you describe Mrs. Fields' historical operations and BrandCo's proposed operations, and request the staff accept "carve out" financial statements in BrandCo's registration statement for periods prior to BrandCo's formation. For the reasons described in your letters, you believe the appropriate presentation for BrandCo's historical financial statements would be to present the "carve out" financial statements of Mrs. Fields' franchising, licensing, and mail order operations plus TCBY's business on a combined basis, presented as if BrandCo had existed throughout the entire periods covered by the financial statements.

        Based on the information included in your letters, the staff will not object to your presenting "carve out" financial statements in BrandCo's registration statement as you request. Please note that Selected Financial Data required under Item 14(f) of Form S-4 should be presented on a similar basis. In addition, we believe BrandCo's registration statement should include a comprehensive discussion of Mrs. Fields' historical business model and operations, emphasizing the statistical and financial impact on BrandCo's business attributable to the interaction between company-owned stores and franchise operations. Management's plan to sell or close all of its company-owned stores, and its potential or expected impact on BrandCo's operations, should be discussed as well.

        Our conclusions are based only on the information included in your letters. Materially new or different facts could result in different conclusions. If you have any questions about this letter, please call me at (202) 942-2960.

Sincerely,
/s/ JOEL K. LEVINE
Joel K. Levine Associated Chief Accountant